 EXHIBIT 1

MUTUAL RESCISSION AGREEMENT AND RELEASE

THIS MUTUAL RESCISSION AGREEMENT AND RELEASE (this “Rescission Agreement”), dated as of December 17, 2024, by and among Vemanti Group, Inc., a Nevada corporation (the “Company”), Mr. Tan Tran, the founder and Chief Strategy Officer of the Company (the “Mr. Tran”), VinHMS Pte. Ltd., a Singapore private company limited by shares (“VinHMS”), Mr. Hoang Van Nguyen, Chief Executive Officer of the Company and former shareholder of VinHMS (“Mr. Nguyen”) and Asian Star Trading & Investment Pte. Ltd., former shareholder of VinHMS and majority shareholder of the Company (“Asian Star”, and, together with Mr. Nguyen, the “Shareholders”). The parties to this Rescission Agreement are sometimes individually referred to herein as a “Party” or collectively, as the “Parties.”

RECITALS

WHEREAS, the Parties are parties to that certain Share Exchange Agreement, dated April 1, 2024 (the “Share Exchange Agreement”), pursuant to which VinHMS and the Company entered into a series of transactions (the “Share Exchange Transactions”) that resulted in VinHMS becoming a wholly-owned subsidiary of the Company and the Shareholders gaining beneficial control of the Company and voting control over any shareholder vote. Capitalized terms used herein and not otherwise defined shall have the same meaning as set forth in the Share Exchange Agreement;

WHEREAS, as part of the Share Exchange Transactions and in exchange for eight hundred thousand (800,000) newly issued shares of Series B Preferred Stock, Mr. Tran contributed all of his shares of Series A Preferred Stock to the Company;

WHEREAS, as part of the Share Exchange Transactions and in exchange for  (i) the issuance of nine million two hundred thousand (9,200,000) newly issued shares of Series B Preferred Stock, which shares were issued pro rata to each Shareholder based on their VinHMS shareholdings, and (ii) the issuance to the Shareholders of all forty million (40,000,000) authorized shares of Series A Preferred Stock, which shares were issued pro rata to each Shareholder based on their VinHMS shareholdings, the Shareholders transferred all the issued and outstanding shares of VinHMS to the Company; and

WHEREAS, the Parties now desire to unwind the transactions as set forth in the Share Exchange Agreement and the transactions set forth in the other agreements entered into in connection with the Share Exchange Agreement, and each Party desires to grant a general release to each other Party, as set forth herein, so as to place each of the Parties in the position that they were as of immediately prior to the closing of the Share Exchange Transaction, as set forth in and as contemplated by the Share Exchange Agreement and the related agreements.

NOW THEREFORE, on the stated premises and for and in consideration of the mutual covenants and agreements hereinafter set forth and the mutual benefits to the Parties to be derived here from, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I. RECISSION OF SHARE EXCHANGE AGREEMENT

Section 1.01 Rescission of Transaction Documents. The Parties hereby agree to, subject to the terms and conditions of this Agreement and at the Closing (as defined herein), to rescind all agreements entered into in connection with the Share Exchange Transactions. This rescission and termination includes the Share Exchange Agreement and any other agreements and related documents entered into in connection with the Share Exchange Agreement, including as set forth in Section 1.04 herein. As a result of the consummation of the rescission and termination transactions set forth herein, VinHMS will be wholly owned by the Shareholders and neither the Shareholders nor VinHMS will be an affiliate of the Company.

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Section 1.02 Closing; Transfer of Shares; Redemption of Stock.

(a) The closing of the transactions contemplated herein (the “Closing”) shall take place on December 20, 2024 or earlier, as otherwise agreed (the “Closing Date”).

(b) The Parties acknowledge and agree that after the closing under the Share Exchange Agreement and pursuant to the terms of the Share Exchange Agreement, the following share transfers were completed.

(i)	The Company issued twenty-six million (26,000,000) shares of Series A Preferred Stock and five million nine hundred and eighty million (5,980,000) shares of Series B Preferred Stock to Asian Star.

(ii)	The Company issued fourteen million (14,000,000) shares of Series A Preferred Stock and three million two hundred and twenty million (3,220,000) shares of Series B Preferred Stock to Mr. Nguyen.

(iii)	The Company issued eight hundred thousand (800,000) shares of Series B Preferred Stock to Mr. Tran.

(iv)	Mr. Tran contributed forty million (40,000,000) shares of Series A Preferred Stock to the Company for cancellation.

(v)

The Shareholders transferred to the Company one million (1,000,000) ordinary shares of VinHMS (the “VinHMS Shares”) to the Company, six hundred and fifty thousand (650,000) VinHMS Shares from Asian Star and three hundred and fifty thousand (350,000) VinHMS Shares from Mr. Nguyen.

(c) Effective as of the date hereof, on the terms and subject to the conditions set forth herein, the following share transfers and stock redemptions shall occur:

(i)

Asian Star hereby irrevocably assigns, transfers and delivers to the Company all twenty-six million (26,000,000) shares of Series A Preferred Stock and all five million nine hundred and eighty thousand (5,980,000) shares of the Series B Preferred Stock held by it as legal and beneficial owner and any and all rights associated with such Series A Preferred Stock and Series B Preferred Stock.

(ii)

Mr. Nguyen hereby irrevocably assigns, transfers and delivers to the Company all fourteen million (14,000,000) shares of Series A Preferred Stock and all three million two hundred and twenty thousand (3,220,000) shares of Series B Preferred Stock held by him as legal and beneficial owner and any and all rights associated with such Series A Preferred Stock and Series B Preferred Stock.

(iii)

Mr. Tran hereby irrevocably assigns, transfers, and delivers to the Company all eight hundred thousand (800,000) shares of Series B Preferred Stock held by him as legal and beneficial owner and any and all rights associated with such Series B Preferred Stock.

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(iv)	The Company hereby irrevocably assigns, transfers, and delivers to the Shareholders all the issued and outstanding VinHMS Shares on the same pro rata basis as set forth in Section 1.02(b)(v) above.

(v)	As promptly as possible after the Closing Date, the Company will issue forty million (40,000,000) shares of Series A Preferred Stock to Mr. Tran.

(d) As of the date hereof, each of the Shareholders has delivered a notarized copy of instructions to the Company’s transfer agent to cancel their shares effective as of the date hereof and as set forth in Section 1.02(c)(i) and (ii) above in the form attached hereto as Exhibit A. Mr. Tran has delivered a medallion guaranteed copy of instructions to the Company’s transfer agent to cancel his shares effective as of the date hereof and in accordance with Section 1.02(c)(iii) in the form attached hereto as Exhibit A. The Company has delivered to its transfer agent (i) a duly executed instruction letter to the Company’s transfer agent to transfer the VinHMS Shares effective as of the date hereof and as set forth in Section 1.02(c)(iv) and (ii) a duly executed copy of the medallion waiver and signature indemnity letter attached hereto as Exhibit B.

(e) Each Party agrees that they will take all commercially reasonable efforts to ensure that the transfers and redemptions listed in Section 1.02(c)(i)-(iv) will be completed on the books and records of both the Company and VinHMS at or prior to the Closing Date. Each Party hereby further agrees that by completing the transfers and redemptions listed in Section 1.02(c)(i)-(iv) (i) the Company and Mr. Tran shall be, and hereby are, deemed to have assigned all of their rights, titles and interest in and to the VinHMS Shares to the Shareholders, and (ii) the Shareholders and VinHMS shall be, and hereby are, deemed to have assigned all of their rights, titles and interest in the Series A Preferred Stock and the Series B Preferred Stock to the Company.

Section 1.03 Directors and Officers Resignations.

As of the date hereof, and pursuant to the terms of this Recission Agreement:

(a) Mr. Nguyen has delivered a duly executed written resignation of his board seat as a director and as Chief Executive Officer of the Company, to be effective upon the Closing Date.

(b) Ms. Trinh Tuyet Mai Le has delivered a duly executed written resignation of her board seat as a director of the Company, to be effective upon the Closing Date.

Section 1.04 Termination of Agreements.

(a) The Parties acknowledge and agree that, in connection with the Share Exchange Agreement and the transactions as contemplated therein, the Company and Mr. Nguyen entered into that certain Employment Agreement, dated as of April 1, 2024 (the “Nguyen Employment Agreement”). Effective as of the Closing Date, the employment of Mr. Nguyen by the Company and the Nguyen Employment Agreement shall be deemed terminated by the mutual agreement of the Company and Mr. Nguyen, and the Nguyen Employment Agreement shall be null and void and of no further force or effect. Mr. Nguyen represents and warrants and agrees that, as of the Closing Date, he has been paid all compensation and other payments as required by the Nguyen Employment Agreement, in each case through the date hereof, and that he has no additional rights for any additional payments or issuances of any securities of the Company or any other form of compensation or benefits in connection therewith.

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(b) The Parties acknowledge and agree that, in connection with the Share Exchange Agreement and the transactions as contemplated therein, the Company and Mr. Tran entered into that certain Employment Agreement, dated as of April 1, 2024 (the “Tran Employment Agreement”). Effective as of the Closing Date, the employment of Mr. Tran by the Company as Chief Strategy Officer and the Tran Employment Agreement shall be deemed terminated by the mutual agreement of the Company and Mr. Tran, and the Tran Employment Agreement shall be null and void and of no further force or effect, provided, however, that the Parties acknowledge and agree that Mr. Tran shall resume his duties as Chief Executive Officer of the Company effective as of the Closing Date. Mr. Tran represents and warrants and agrees that, as of the Closing Date, he has been paid all compensation and other payments as required by the Tran Employment Agreement, in each case through the date hereof, and that he has no additional rights for any additional payments or issuances of any securities of the Company or any other form of compensation or benefits in connection therewith.

(c) The Parties acknowledge and agree that, in connection with the Share Exchange Agreement and the Share Exchange Transactions, the Company entered into a Registration Rights Agreement, dated April 1, 2024 (the “Registration Rights Agreement”) with Mr. Tran, VinHMS and the Shareholders. Effective as of the Closing Date, the Registration Rights Agreement shall be deemed terminated by the mutual agreement of Mr. Tran, VinHMS and the Shareholders, and the Registration Rights Agreement shall be null and void and of no further force or effect.

(d) The Parties acknowledge and agree that, in connection with the Share Exchange Agreement and the Share Exchange Transactions, the Company entered into a Lock-up Agreement (the “Lock-Up Agreement”) is dated as of April 1, 2024, with Mr. Tran, VinHMS and the Shareholders. Effective as of the Closing Date, the Lock-Up Agreement shall be deemed terminated by the mutual agreement of Mr. Tran, VinHMS and the Shareholders, and the Lock-Up Agreement shall be null and void and of no further force or effect.

Section 1.05 Subsidiary Transfer.  In connection with the Share Exchange Agreement and the Share Exchange Transactions, the Company entered into an LLC Membership Interest Transfer Agreement, dated as of April 1, 2024 (the “LLC Transfer Agreement”) with Mr. Tran, pursuant to which the Company transferred to Mr. Tran all of the interests in VoiceStep Telecom LLC (“VoiceStep”), a limited liability company organized under the laws of California. The Parties acknowledge and agree that as a condition to the execution of this Recission Agreement, all of the membership interests in VoiceStep shall have been transferred to the Company at least one (1) business day prior to the Closing Date. The Company and Mr. Tran hereby represent and warrant that Mr. Tran has contributed all of the membership interests in VoiceStep to the Company prior to the date hereof and he has no further rights as a member of VoiceStep.  The Parties hereby acknowledge and agree that none of the Shareholders or VinHMS have any liabilities or obligations to the Company, Mr. Tran, or VoiceStep related to the management or business of VoiceStep during the period from April 1, 2024 up to, and including, the Closing Date.  The Company hereby agrees to hold harmless and indemnify the Shareholders and VinHMS to the fullest extent permitted by applicable law in respect of any claim, issue or matter arising or in connection with the transfer of the membership interest in VoiceStep to the Company.

Section 1.06 Payments.

(a) Schedule 1 of this Rescission Agreement sets forth (i) the total amount due for the accounts payable of the Company up to and including the Closing Date, (ii) the amount that the Company will offset against such accounts payable pursuant to Section 1.06(c) below, and (iii) the total amount due and payable for the accounts payable by VinHMS or the Shareholders on the Closing Date. The Parties acknowledge and agree that any accounts payable that are installment or other similar payables by the Company (including, but not limited to, base rent and all municipal, utility or authority charges for water, sewer, electric or gas charges, garbage or waste removal) have been apportioned on a pro rata basis for the month of December 2024 up to and including the Closing Date, between the Shareholders and VinHMS, on the one hand, and Mr. Tran and the Company, on the other hand. The Parties hereby acknowledge and agree that they have reviewed and approved the amounts set forth on Schedule 1 and that, on the Closing Date, VinHMS or the Shareholders shall pay the total amount due and payable, as set forth in Schedule 1, to the Company by wire transfer of immediately available funds. The Company hereby agrees that all amounts delivered to it by the Shareholders or VinHMS pursuant to this Section 1.06(a) or 1.06(b), or offset against the accounts payable pursuant to Section 1.06(c), shall be used by the Company to settle the accounts payable of the Company up to and including the Closing Date, including VinHMS’ portion of the 2024 audit fees (as set forth in Schedule 1) and its portion of the legal fees incurred by the Company attorney’s pursuant to Section 1.06(b), and after delivery of such payment neither VinHMS nor the Shareholders shall have any more liability for such accounts payable, audit fees or legal fees. This Section 1.06(a) shall survive until the Shareholders’ and VinHMS’ payment obligations hereunder have been satisfied in full.

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(b) The Parties hereby agree that other than as set forth in this Section 1.06(b), each of the Parties is responsible for their own transaction expenses related to the transactions contemplated under this Rescission Agreement, in particular, the Company hereby agrees to pay for the cost of its transfer agent with regards to effecting the transfers and redemptions set forth in Section 1.02(c)(i)-(iii) and (v), and VinHMS agrees to pay any stamp duties, conveyance taxes and fees imposed on the transfer of the VinHMS Shares back to the Shareholders as set forth in Section 1.02(c)(iv). At the Closing, VinHMS shall pay ten thousand dollars ($10,000.00), which amount is included in the total amount due for accounts payable on Schedule 1, and Mr. Tran, or the Company, shall pay fifteen thousand dollars ($15,000.00) by wire transfer in immediately available funds for the legal fees incurred by the Company’s attorneys in connection with this Rescission Agreement and the transactions contemplated hereby. This Section 1.06(b) shall survive until the payment obligations hereunder have been satisfied in full.

(c) In connection with the Share Exchange Agreement, and after the closing under the Share Exchange Agreement, VinHMS caused the Company to transfer one hundred and twenty-eight thousand and five hundred dollars ($128,500.00) to Mr. Tran in satisfaction of the amount of indebtedness, and all accrued but unpaid interest, due to him pursuant to that certain Loan Agreement, dated August 6, 2021, by and between the Company and Mr. Tran. The Parties acknowledge and agree that on the Closing Date, Mr. Tran shall transfer by wire transfer to the Company in immediately available funds one hundred and twenty-eight thousand and five hundred dollars ($128,500.00) in exchange for a new promissory note issued by the Company. The Parties hereto further agree that the Company shall offset the amount of one hundred and twenty-eight thousand and five hundred dollars ($128,500.00) against the total amount of the accounts payable as set forth on Schedule 1 of this Agreement.

Article II. MUTUAL REPRESENTATIONS AND WARRANTIES

In addition to the other representations and warranties as set forth herein, each Party (the “Representing Party”) represents and warrants to each other Party, as of the date hereof and as of the Closing Date, as follows:

Section 2.01 Organization and Qualification. Representing Party is a natural person or is an entity, duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization and has taken all actions required by law and all corporate action on the part of the Representing Party and its nominees, officers, directors and shareholders, as applicable, necessary for the authorization, execution and delivery of this Rescission Agreement and the performance of all obligations of the Representing Party hereunder has been taken. This Rescission Agreement constitutes a valid and legally binding obligation of the Representing Party, enforceable in accordance with its terms.

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Section 2.02 Power and Authority. Representing Party has all requisite power and authority to execute, deliver and perform its obligations under this Rescission Agreement and to consummate Transactions on behalf of itself and no other entity or person.

Section 2.03 Authorization of Agreement. This Rescission Agreement has been duly executed and delivered by the Representing Party and constitutes a valid and binding obligation of Representing Party, enforceable against the Representing Party in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization and similar laws of general applicability affecting the rights and remedies of creditors and to general principles of equity, regardless of whether enforcement is sought in proceedings in equity or at law.

Section 2.04 No Conflict. The execution of this Rescission Agreement and the consummation of the transactions contemplated hereby (i) will not, with or without notice, lapse of time or both, result in the breach of any term or provision of, constitute a default under, or terminate, accelerate or modify the terms of any indenture, mortgage, deed of trust, or other material agreement, or instrument to which Representing Party is a party or to which any of its assets, properties or operations are subject; (ii) violate any provision of applicable law, statute, rule, regulation or executive order to which Representing Party is subject; or (iii) violate any judgment, order, writ or decree of any court applicable to Representing Party.

Section 2.05 No Conflict with Other Instruments. The execution of this Rescission Agreement and the consummation of the transactions contemplated hereby will not result in the breach of any term or provision of, constitute a default under, or terminate, accelerate or modify the terms of, any indenture, mortgage, deed of trust, or other material agreement or instrument to which Representing Party is a party or to which any of Representing Party’s assets, properties or operations are subject.

Section 2.06 No Encumbrances. There has been no assignment or transfer of or giving of a security interest in or encumbrance upon any of the VinHMS Shares, shares of Series A Preferred Stock or Series B Preferred Stock held by the Representing Party.

Section 2.07 No Brokers. Representing Party has not retained any broker or finder in connection with any of the transactions contemplated hereby, and Representing Party has not incurred or agreed to pay, or taken any other action that would entitle any person to receive, any brokerage fee, finder’s fee or other similar fee or commission with respect to any of the transactions contemplated hereby.

Article III. MUTUAL RELEASE AND INDEMNIFICATION

Section 3.01 Mutual Release.

(a) Each Party on behalf of itself and its respective partners, agents, assigns, heirs, officers, directors, employees executors, and attorneys (“Affiliates”) as of the Closing Date forever and finally releases, relieves, acquits, absolves and discharges the other Parties and their Affiliates from any and all losses, claims, debts, liabilities, demands, obligations, promises, acts, omissions, agreements, costs and expenses, damages, injuries, suits, actions and causes of action, of whatever kind or nature, whether known or unknown, suspected or unsuspected, contingent or fixed, that they may have against the other Parties and their Affiliates, including without limitation claims for indemnification, based upon, related to, or by reason of any matter, cause, fact, act or omission occurring or arising at any moment out of the Share Exchange Agreement or Share Exchange Transactions or any documents executed in connection therewith; provided, however, that nothing in this Section 3.01 shall be construed to relieve the Parties of their mutual payment obligations under Section 1.06 above or the obligations to transfer shares under Section 1.02(c)-(e) above.

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(b) Each Party acknowledges that this mutual release does not constitute any admission of liability whatsoever on the part of any of the undersigned.

(c) Each of the Parties hereby waives any and all rights which it may have with respect to this Agreement or the subject matter hereof, under the provisions of Section 1542 of the Civil Code of the State of California as now worded and as hereafter amended, which section provides that:

“A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.”

Section 3.02 Indemnification. Each Party shall defend, indemnify, and hold the other harmless from and against any and all losses, damages, liabilities and expenses (including penalties and attorneys’ fees) which are incurred or suffered by or imposed upon the other Party arising out of or relating to (i) any failure or breach by the Party to perform any of its covenants, agreements or obligations under this Rescission Agreement, or (ii) any inaccuracy or incompleteness of any of the representations and warranties of the Party contained in this Rescission Agreement or in any document delivered in connection with this Rescission Agreement.

Article IV. MISCELLANEOUS

Section 4.01 Cooperation on Tax and Financial Matters. The Parties each agree to furnish or cause to be furnished to each other upon request as promptly as practicable such information (including access to books and records) and information and assistance relating to the Share Exchange Transactions as is reasonably necessary for the filing of any financial statements with a government entity in any jurisdiction, including the U.S. Securities and Exchange Commission (the “SEC”), tax or information return, for the preparation of any tax audit, and for the prosecution or defense of any claim, suit or proceeding relating to any proposed tax adjustment.

Section 4.02 Non-disparagement. From and after the date of this Rescission Agreement, each Party will refrain from making any disparaging statements, communications or comments about another Party to this Rescission Agreement, and from in any way interfering with their existing or prospective business relationships.

Section 4.03 SEC Filing. The Parties agree that the Company will file a Form 8-K with the SEC within four (4) business days of the Closing Date.

Section 4.04 Full Understanding. Each Party: (i) has carefully read this Rescission Agreement; (ii) knows the contents of this Rescission Agreement; (iii) has had the advice of counsel of such Party’s choosing in connection with the subject matter hereof, and the advice thereof is reflected in the provisions of this Rescission Agreement; and (iv) has not been influenced to any extent whatsoever in doing so by any other Party or by any other person or entity, except for those representations, statements and promises expressly set forth herein.

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Section 4.05 Entire Agreement. This Rescission Agreement expresses the entire agreement of the Parties relative to this matter. No covenants, agreements, representations or warranties of any kind whatsoever have been made by any Party, except as specifically set forth herein and therein. All prior discussions and negotiations have been and are merged and integrated into and are superseded by this Recission Agreement, and neither this Rescission Agreement nor any provisions hereof may be amended, waived, modified or discharged except by an agreement in writing signed by the Party against whom the enforcement of any amendment, waiver, change or discharge is sought.

Section 4.06 Specific Performance. The Parties agree that irreparable damage would occur in the event any provision of this Rescission Agreement was not performed in accordance with the terms or are otherwise breached and that any non-performance or breach of this Rescission Agreement by any Party could not be adequately compensated by monetary damages alone and that the Parties would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any Party may be entitled, at law or in equity (including monetary damages), such Party shall be entitled to enforce any provision of this Rescission Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Rescission Agreement without posting any bond or other undertaking.

Section 4.07 Assignment of Agreement. This Rescission Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and assigns. No Party may assign either this Rescission Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties.

Section 4.08 Governing Law and Attorneys’ Fees. This Rescission Agreement shall be governed by and construed in accordance with the laws of the State of New York. In the event of any action at law or suit in equity in relation to this Rescission Agreement or any Exhibit or other instrument or agreement required hereunder, the prevailing Party in such action or suit shall be entitled to receive its or his attorneys’ fees and all other costs and expenses of such action or suit.

Section 4.09 Further Action. In case at any time after the date hereof any further action is necessary or desirable to carry out the purposes of this Rescission Agreement, the appropriate Party shall take such action as promptly as practicable.

Section 4.10 Survival. All representations, warranties, covenants and agreements of the Parties contained in this Rescission Agreement, or in any instrument, certificate, opinion or other writing provided for herein, shall survive indefinitely.

Section 4.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

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Section 4.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS RESCISSION AGREEMENT.

Section 4.13 Counterparts.

 This Rescission Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. A signed copy of this Rescission Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Rescission Agreement.

[Signature Page Follows.]

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IN WITNESS WHEREOF, the Parties have caused this Rescission Agreement to be executed as of the date first above written.

VEMANTI GROUP, INC.

By: /s/ Tan Tran

Name: Tan Tran

Title: Chief Strategy Officer

TAN TRAN

By: /s/ Tan Tran

Name:  Tan Tran

VINHMS PTE. LTD.

By: /s/ Nguyen Van Hoang

Name: Nguyen Van Hoang

Title:  Director

SHAREHOLDERS:

NGUYEN VAN HOANG

By: /s/ Nguyen Van Hoang

Name: Nguyen Van Hoang

ASIAN STAR TRADING & INVESTMENT PTE. LTD.

By: /s/ Nguyen Thi Van Trinh

Name: Nguyen Thi Van Trinh

Title: Director

[Signature Page to Rescission Agreement]